===

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District • 500855
Hyderabad, Andra Pradesh
India
(91) 40-309-7505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F
            -----   -----

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X
            -----   -----

If "Yes" is marked, indicate below the file number assigned to registrant in
connection with Rule 12g3-2(b). Not applicable.

===

The Company is incorporating by reference the information and exhibit set forth
in this Form 6-K into the following registration statement: Form S-8
(Registration No. 333-13772)

TABLE OF CONTENTS

1.   Other Events

        On January 21, 2002, the Company released a press release concerning its
financial results for the quarter and nine month period ended December 31, 2001
prepared under Indian (audited) and U.S. (unaudited) generally accepted
accounting principles.   The release contained an overview of the Company's
business and included revised financial projections for the fiscal quarter ending
March 31, 2002 and the year-ending March 31, 2002.   The release highlighted the
addition of new customers, the entry of the IT outsourcing group into resource
support activities, Satyam•s geographical expansion and the status of
subsidiaries and joint ventures.   A copy of the release is attached hereto as
exhibit 99.1 and is incorporated herein by reference.

        On January 21, 2002, as required by the Indian stock exchanges on which the
Company's shares are listed, the Company published a summary of its financial
results for the quarter and nine month period ended December 31, 2001 prepared
under Indian (audited) and on voluntary basis U.S. (unaudited) generally accepted
accounting principles. The summary of third quarter financial results filed with
the Indian Exchanges was accompanied by an Investor News Update which provided
further details on the matters covered in the release.   A copy of the summary of
third quarter financial results is attached hereto as exhibit 99.2 and is
incorporated herein by reference.   A copy of the Investor News Update is attached
hereto as exhibit 99.3 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.   IN ADDITION TO HISTORICAL
INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING
STATEMENTS WITHIN THE MEANING OF SECTION 27-A OF SECURITIES ACT OF 1933, AS
AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.   THE
FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO
INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE
COMPANY AND THE COMPANY'S INTENTIONS WITH RESPECT TO SIFY.   THE FORWARD-LOOKING
STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE
FORWARD-LOOKING STATEMENTS •WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING
STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE
DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS"
AND "THE FINANCIAL TURMOIL IN OTHER COUNTRIES COULD CAUSE OUR BUSINESS OF THE
PRICE OF OUR ADSs TO SUFFER" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT FOR
THE SECOND QUARTER ENDED SEPTEMBER 30, 2001 FILED WITH THE SECURITIES EXCHANGE
COMMISSION ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE
COMMISSION FROM TIME TO TIME.   THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.   Exhibits

        99.1 Press Release of the Company dated January 21, 2002.

        99.2 Summary of Third Quarter Financial Results of the Company dated
             January 21, 2002.

        99.3 Investor News Update of the Company dated January 21, 2002.

                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned, thereunder duly authorized.

Date: January 24, 2002

                              SATYAM COMPUTER SERVICES LIMITED

                              By: /s/ G. Jayaraman

                                Name: G. Jayaraman
                                Title: Vice President Corporate Affairs
                                       and Company Secretary

                              EXHIBIT INDEX

     99.1 Press Release of the Company dated January 21, 2002.

     99.2 Summary of Third Quarter Financial Results of the Company dated
          January 21, 2002.

     99.3 Investor News Update of the Company dated January 21, 2002.

EXHIBIT 99.1

Satyam posts encouraging Q3 results. Total revenue up 34%.
Net profit up 36%.

Enhanced spectrum of competencies and packaged software implementation drive growth.

Hyderabad, January 21, 2002: The audited results of Satyam Computer Services Ltd. (Satyam) for the third quarter ended December 31, 2001 (Q3) of the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held today. Total revenue was Rs.446 crore ($ 93 million), a 34% increase over the revenue of the corresponding quarter of the previous fiscal year; Net Profit increased 36% to Rs.119 crore ($ 25 million).

For the nine months ended December 31, 2001, total revenue was Rs. 1321 crore ($ 279 million), up 54% over the comparable nine month period of fiscal 2001; net profit increased by 83% to Rs.375 crore ($ 79 million).

Software revenue for Q3 recorded a sequential increase of 2.14%.The earning per share (EPS) was Rs. 3.80, on par value of Rs.2 per share, an increase of 22% over the EPS of Rs.3.11 for the previous quarter (Q2).

Business Outlook
The Company's outlook for the quarter and fiscal year ending March 31, 2002 after considering the acquisition of Satyam Infoway's software business and merger of the marketing subsidiaries is as follows:

- For the quarter ending March 31, 2002, income from software services is expected to be between Rs.440.00 crore and Rs.455.00 crore as against a billing of Rs.435.76 crore in Q3 and the operating margin is expected to be in the range of 30.00% to 31.50%.

- The EPS for the quarter ending March 31, 2002 is expected to be between Rs. 3.10 and Rs.3.40.

- Consequently, the income from software services for fiscal 2002 is expected to be between Rs.1714.00 and 1729.00 crore with operating margin being in the range of 33.00% to 34.00%.

- The EPS for fiscal 2002 is expected to be between Rs.14.75 and Rs.15.25.

Commenting on the results, Satyam Chairman, B. Ramalinga Raju said," While the market conditions continue to be challenging in the near term, our outlook for the medium and the long term is positive. The economic slowdown has propelled many large global companies to look for greater value in sourcing IT services. The visibility today for Satyam among the CIOs and CEOs of these organizations is much greater. The very fact that more than 20% of our 27 new client additions are from the Fortune 500 club, and that more than 30% of the new acquisitions came against competition with the Big 5 firms and systems integrators, is indicative of this positive trend.

Satyam is proactively taking initiatives to compete better in the global markets by systematically bringing down barriers between larger players in the IT services sectoand ourselves. We have also taken definitive steps to constantly improve our relationship management capabilities and domain competencies."

Mr. Raju added," I would also like to highlight the fact that more than 80% of our IT services being delivered today were not a part of our portfolio 5 years ago. Besides developing new service capabilities internally, Satyam has also pursued the strategy of building alliances with global technology leaders to service the needs of our customers. The continuing growth in the packaged software implementation and enterprise solutions area in the past few quarters reflects our ability to leverage partnerships and broaden our solutions spectrum, on an on going basis.

The country has witnessed a significant growth in the IT enabled services and business process outsourcing area. We are at this juncture closely evaluating the appropriateness of extending our services range to business process outsourcing as well. While a decision is yet to be made, our position is partly strengthened by the fact that we have partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called escm. This was launched recently."

On market expansion, Mr. Raju added, "A decision has been made to open an office in China in the next few days. We believe that there are many opportunities for providing services in a market which has witnessed a phenomenal growth. Our attempt is also to understand the nuances of operations in China better, so that it can potentially serve as a conduit for providing services to related markets."

Business Highlights

- **New Customer Acquisitions**
  Acquiring 27 new customers in the prevailing tough environment has been a heartening accomplishment. Satyam's strategy of pursuing large prospects has borne fruit resulting in the addition of 6 U.S. based Fortune 500 customers besides an auto major, (American) Honda and a U.S. based leading insurance provider. The customer wins in Q3 have been across several verticals including retail, manufacturing, telecom, and banking. The addition of one of the largest retail chains in the U.S. was a significant inroad in the retail sector. A Fortune 500 US digital and wireless communication major was a prominent addition in the telecom space.

  The customer acquisitions are also representative of new opportunities being pursued in high value services such as data warehousing, CRM, business intelligence and package implementation.

  A positive aspect in customer additions has also been the increasing contribution of non- US markets. Satyam is to implement end- to- end SAP solution for the largest satellite service provider in Europe.

  Other client additions in Europe are Expopage, a web based exhibition organization based in Italy, Air Malta, and the Switzerland based World Intellectual Property Organization. In Asia Pacific, Satyam made inroads into a number of Singapore's public services organizations. Amongst the prominent client additions in the Middle East were National Bank of Dubai, National Drilling Company and Union National Bank based in UAE.

- **Strengthening Solutions and Competencies - Projects Spectrum**
  For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users. This marks the entry of the IT outsourcing group into resource support activities and may be the first of similar deals.

  For a US Federal agency responsible for addressing public services, Satyam has introduced a newer, more versatile Internet-based technical architecture which allows for more than 3000 Business Partners and staff to electronically submit, verify and approve the formula characteristics data via the internet. The project was done in collaboration with a Big 5 consulting company.

Satyam is the primary vendor for providing services at an Offshore Development Center of a global top five computer manufacturer. The partnership which started with Validation and Verification activities for the client's Enterprise Systems Group is to expand in the near future to include mission critical Product testing, Operating System testing, Software maintenance and development.

Satyam has been chosen as a strategic partner for providing value added services in the areas of ERP systems, Product Engineering and Knowledge Management besides providing global support across different time zones to a Fortune 500 company, which is one of the world's leading information infrastructure providers and one of the largest supplier of products and services to the global semiconductor industry.

For a leading US based global investment banker Satyam migrated their Oracle financials application to the latest versions in a most aggressive time frame within the stipulated budget. Several e-commerce and other Oracle financials engagements are also being executed for the same client.

For one of the world's largest corporations, Satyam has begun implementing an enterprise data warehousing application scalable for use by 8000 users.

For a Global auto major, Satyam executed the Complete Life Cycle implementation of the lead management system project in five countries in the Asia Pacific region.

Satyam, a Microsoft Pocket PC 2002 launch partner, launched **e-Valuate**, a Mobile Insurance and Loan Recovery Solution. This is a Pocket PC 2002-based state-of-art mobile computing solution for enterprises. **e-Valuate** equips financial institutions with the ability to interoperate with disparate computer systems across the Internet, the agility to manage information better and the capability to deliver superior speed-to-value.

SatyamSAP has in the last quarter kept up its momentum of creating world class competencies in the SAP arena. Four new practices including CRM and SAP Portals have been identified for development. In addition, an exclusive dedicated mySAP competency center has been set up in Chennai with the state-of-art infrastructure to support new dimensional SAP technologies and competency development.

- **Continuing Geographical Expansion**
  Satyam continued to expand beyond its dominant market with a view to increasing its presence in Europe and Asia Pacific. The thrust on increasing global reach is resulting in significant addition in customers from the non-US region. For the third consecutive quarter, Europe increased its share of revenue.

  Satyam opened its first software development center in Australia in November 2001. The center offers the complete range of offsite IT competencies and consulting services for local customers besides hosting offshore projects for clients located in New Zealand and other countries in the region.

  The reach in Asia Pacific will be further enhanced in the near future with the opening of an office in Shanghai, China.

- **Alliances & Partnerships**
  Partnership and alliances with best of breed solution providers are vital steps in Satyam's strategy to fuel growth, by being in a position to deliver increased number of services to existing clients.

An apt illustration of the above would be the active engagement of Satyam in Consulting, Design, Development and Maintenance for an existing Fortune 500 client in the area of E-Matrix. E-Matrix is a Product Data Management tool developed by MatrixOne Inc., with whom we had entered into an alliance in June 2001. By successfully delivering this project, Satyam expects to receive projects of similar nature in the future.

During the last quarter, Satyam took leading initiatives to enhance its capabilities in the areas of collaborative commerce and knowledge management by entering into alliances with U.S. based Adexa Inc. and the UK based Autonomy Corporation plc. respectively.

Under the scope of the alliance with Adexa Inc., Satyam will offer its global customers a comprehensive portfolio of optimization, collaboration and business process automation solutions that combine Adexa's iCollaboration suite with Satyam's consulting and solution implementation services.

The strategic alliance with Autonomy would result in Satyam becoming a Services Partner and offer strategic consulting and systems integration services to architect complete Knowledge Management solutions that utilize Autonomy's infrastructure technology.

- **Strengthening Internal Processes**
  Satyam recognizes that Business Continuity Management is vital in ensuring the continuity of services in the event of any disruption. The **Business Continuity Management at Satyam**, explores all possible failure scenarios, assesses its impact on Satyam's business and puts in place appropriate controls to mitigate and manage the risks. The initiative aims at minimizing disruptions and financial loss in minor and major events alike, and demonstrates Satyam's ability to ensure business continuity to all its customers.

  Satyam's **I**nformation **S**ecurity **M**anagement **S**ystem safeguards the information assets of Satyam and in the process, ensures business continuity and growth.

  Another major internal process initiative during the quarter is the integration of all marketing and pre sales processes under a frame work that addresses today's market and customer requirements. This initiative is aimed at leveraging the organization-wide framework that houses a repository of best practices and value creation opportunities.

Subsidiaries & Joint Ventures

Marketing Subsidiaries	Satyam Infoway Limited (Sify)
The process of the merger of the three marketing subsidiaries with the parent company, Satyam Computer Services Ltd. has already commenced and will be completed during the fourth quarter. **Satyam GE** The JV recorded a turnover of US$4.4 million for the quarter and has a strength of 655 as on December 31, 2001. Sale of Satyam's stake to GE in the joint venture for a consideration of US$ 4 million will take place in Q4. **Satyam Manufacturing Technologies Limited (SMTI)**	For the quarter ending December 31, 2001, SIFY has recorded a revenue of US$8.6 million, a sequential Q on Q increase of 2%. The quarter also witnessed a rapid decrease in cash burn from US$4.6 million in Q2 to US$3.9 million, thus making it the fourth successive quarter of reduction in cash burn. Cash balance at the end of the quarter was about US$ 13 million. Satyam is actively pursuing its plan to divest its stake in Sify with several investors, both local and global. The take over of Sify's software business will be effective January 1, 2002.

The joint venture achieved revenue in excess of US$7 million for the quarter, thus recording a total income of about US$19 million till December 31, 2001.	**VisionCompass Inc. (VCI)** VCI recorded a turnover of around US$250,000 and achieved cash profit of about US$20,000 in Q3. The latter was an account of reduction of monthly expenses to about US$75,000.

Break up of revenue between offshore and onsite (%)

Location	Q1 2002	Q2 2002	Q3 2002
Offshore	58.62	54.89	52.22
Onsite	41.38	45.11	47.78
Total	**100.00**	**100.00**	**100.00**

Revenue by region (%)

Location	Q1 2002	Q2 2002	Q3 2002
North America	76.92	77.96	76.98
Japan	2.82	1.99	1.60
Europe	7.83	9.36	12.39
Rest of World	12.43	10.69	9.03
Total	**100.00**	**100.00**	**100.00**

Revenue by Technology

	Quarter ended December 2001 (in %)	Quarter ended September 2001 (in %)
Software Design and Development	49.09	52.15
Software Maintenance	28.36	32.15
Packaged Software Implementation	16.65	11.75
Engineering Design Services	5.90	3.95
Total	**100.00**	**100.00**

Revenue by Line of Business

	Quarter ended December 2001 (in %)	Quarter ended September 2001 (in %)
Banking & Finance	27.16	24.10
Insurance	12.73	13.95
Manufacturing	31.60	31.67
Engg.	5.02	2.45
Others	23.49	27.83
Total	**100.00**	**100.00**

Revenue by Contract Type

	Quarter ended December 2001 (in %)	Quarter ended September 2001 (in %)
Time & Material	74.61	71.25
Fixed Bid	25.39	28.75
Total	**100.00**	**100.00**

Revenue From Existing Business and new Business

	Quarter ended	Quarter ended

	December 2001 (in %)	September 2001 (in %)
Existing Business	88.41	85.25
New Business	11.59	14.75
Total	**100.00**	**100.00**

For further information, contact:
SVL Narayan
Vice President - Corporate Communications
Mayfair Centre, SP Road, Secunderabad 500 003

Phone: +91 40 784 3222 extn. 4278
Cell: 98490 25531
Email: svln@saytam.com

Safe Harbor:
This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.



EXHIBIT 99.2

Satyam Computer Services Limited

Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad - 500 003

Audited Financial Results for the quarter and nine months ended December 31, 2001

Rs. In Lakh

Sl.No.	Particulars	Quarter Ended 31-12-2001	Quarter Ended 31-12-2000	Nine months Ended 31-12-2001	Nine months Ended 31-12-2000	Year Ended 31-03-2001
1	Income from Software Exports	43,155.05	31,893.15	125,110.69	81,101.21	119,210.38
2	Income from Domestic Sales	421.92	863.38	2,319.75	2,242.12	2,788.13
3	Other Income	1,023.75	521.69	4,623.18	2,399.75	2,168.83
4	**Total Income**	**44,600.72**	**33,278.22**	**132,053.62**	**85,743.08**	**124,167.34**
5	Personnel Expenses	20,194.96	13,437.26	55,567.52	33,320.22	48,646.20
6	Operating & Administration Expenses	8,883.37	6,974.44	27,747.77	19,927.40	28,849.88
7	Total Expenditure	29,078.33	20,411.70	83,315.29	53,247.62	77,496.08
8	**Profit before interest, depreciation & tax (PBIDT)**	**15,522.39**	**12,866.52**	**48,738.33**	**32,495.46**	**46,671.26**
9	Financial Expenses	45.28	738.81	931.49	2,793.75	3,451.42
10	Depreciation	3,063.55	2,423.02	8,289.45	7,368.23	9,646.03
11	Profit before tax	12,413.56	9,704.69	39,517.39	22,333.48	33,573.81
12	Provision for Tax	470.51	953.79	2,019.86	1,851.45	1,957.45
13	**Net Profit**	**11,943.05**	**8,750.90**	**37,497.53**	**20,482.03**	**31,616.36**
14	Extraordinary Items	-	-	-	17,012.53	17,012.53
15	**Profit after Tax and Extraordinary Items**	**11,943.05**	**8,750.90**	**37,497.53**	**37,494.56**	**48,628.89**
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.80	5,623.80	6,290.80	5,623.80	5,623.80
17	Reserves excluding revaluation reserves	181,475.40	65,891.34	181,475.40	65,891.34	75,666.34
18	EPS					
	- Basic (Rs.)	3.80	3.11	12.13	7.28	11.24
	- Diluted (Rs.)	3.80	3.11	12.13	7.28	11.23

Segment wise revenue, results and capital employed for the quarter and nine months ended December 31, 2001

Rs. in lakh

Sl.No.	Particulars	Quarter Ended 31-12-2001	Quarter Ended 31-12-2000	Nine months Ended 31-12-2001	Nine months Ended 31-12-2000	Year Ended 31-03-2001
1	**Segment Revenue**					
	Information Technology Services	43,576.97	32,756.53	1,27,430.44	83,343.33	1,21,998.51
	Less : Inter segment revenue	-	-	-	-	-
	Net Sales Income from Operations	43,576.97	32,756.53	1,27,430.44	83,343.33	1,21,998.51
2	**Segment Results Profit / (Loss) before tax and interest**					
	Information Technology Services	11,435.09	9,921.81	35,825.70	22,727.48	34,856.40
	Less : Interest and Financial Charges	45.28	738.81	931.49	2,793.75	3,451.42
	Less: Other un-allocable expenditure net off un-allocable income.	(1,023.75)	(521.69)	(4,623.18)	(2,399.75)	(2,168.83)
	Total Profit Before Tax	**12,413.56**	**9,704.69**	**39,517.39**	**22,333.48**	**33,573.81**
3	**Capital Employed**					
	Information Technology Services	91,033.61	82,158.00	91,033.61	82,158.00	91,254.74

Notes:

1. The results for the quarter ended December 31, 2001 have been taken on record by the Board of Directors at its meeting held on January 21, 2002.

2. The company has acquired software services division of Satyam Infoway Limited (SIFY) with effect from January 1, 2002 subject to necessary approvals from shareholders of SIFY. The said acquisition includes purchase of tangible and intangible fixed assets, current assets and current liabilities of the division besides assignment of its continuing business in favour of the company. The price of the acquisition is US$6.9 million as valued by an independent valuer.

3. During the quarter the company invested Rs.233.35 lakh in CA Satyam ASP Pvt Ltd, its 50% joint venture with Computer Associates International, Inc. Consequently the company was allotted 23,33,500 equity shares of Rs.10 each.

4. In terms of shareholders' agreement entered into by the company with GE Pacific (Mauritius) Ltd, Mauritius (GEPL), subject to fulfilment of terms and conditions specified therein and obtainment of necessary approvals from appropriate authorities, entire shareholding of the company in Satyam GE Software Services limited (SGE) shall be transferred in favour of GEPL at a price of about US$ 4 million. Subsequent to December 31,2001 the company and GEPL have initiated the process of transfer of shares. Effect of the said transaction shall be recognised in the financial statements upon consummation of transfer of shareholding.

5. The total manpower strength as on December 31, 2001 stood at 8,311 associates as against 8,397 associates as on September 30, 2001 signifying a decrease of 86 associates. The number of technical associates decreased by 80 to close the quarter at 7,576 (7,656 associates as on September 30, 2001).

6. In accordance with the Accounting Standard 22 on accounting for taxes, the company has recognised deferred tax credit of Rs. 129.49 lakh and of Rs. 151.25 lakh for the quarter and nine months respectively under provision for taxation. Cumulative net deferred tax expense of Rs. 10.06 lakh was recognised for the year ended on March 31, 2001 and is adjusted against general reserve.

7. During the nine months period, the company issued 1,66,75,000 ADSs (including greenshoe option of 21,75,000 ADSs). Each ADS is represented by two equity shares and the paid up capital was increased by Rs. 667.00 lakh (3,33,50,000 equity shares of Rs. 2/- each). The EPS for the quarter and the nine months ended December 2001, is calculated on the diluted base and may not be comparable with the EPS of the earlier periods.

8. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

For and on behalf of the Board of Directors

Place   : Secunderabad   **B.Rama Raju**
Date   : January 21, 2002   **Managing Director**

Unaudited Consolidated Financial Results as per US GAAP for the quarter and nine months ended December 31, 2001

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-12-2001 (Unaudited)	Quarter Ended 31-12-2000 (Unaudited)	Nine months Ended 31-12-2001 (Unaudited)	Nine months Ended 31-12-2000 (Unaudited)	Year Ended 31-03-2001 (Audited)
1	Revenues	104,443	80,998	306,852	210,860	308,207
2	**Gross Profit**	**40,434**	**24,627**	**129,558**	**61,352**	**100,086**
3	Amortization and impairment of goodwill	1,071	7,069	96,796	17,303	24,728
4	**Profit / (Loss) before income taxes, minority interest and equity earnings / (Losses) of associate companies**	**52,142**	**(13,805)**	**(13,947)**	**(40,721)**	**(44,080)**
5	Minority Interest	3,932	8,948	68,490	16,980	25,772
6	**Net Income / (Loss)**	**43,743**	**(7,974)**	**14,713**	**(29,379)**	**(27,912)**
7	Earnings / (Loss) per Share					
	- Basic (US$)	0.14	(0.03)	0.05	(0.11)	(0.10)
	- Diluted (US$)	0.14	(0.03)	0.05	(0.11)	(0.10)

Notes to US GAAP Results:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2001, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam Ideaedge Technologies Pvt. Ltd., and Dr. Millennium Inc. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on December 31, 2001, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on December 31, 2001. The results of the joint ventures that have been accounted on equity method include Satyam GE Software Services Ltd., Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in all the joint ventures is to the extent of 50% as on December 31, 2001.

3. During the quarter ended June 2000, Satyam had sold 347,200 shares of Satyam Infoway Ltd. to Government of Singapore Investment Corporation Pte Ltd. (GSIC) with a put option to sell the shares back to Satyam in case Satyam Infoway Ltd. does not complete an initial public offering on a recognised stock exchange in India by September 2001. Under the US GAAP, gains on sale of securities which require the seller to re-purchase such securities upon the outcome of an event not completely under the control of the seller are not recognised in the income statement until the outcome of such event is determined. By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam has recognised gain on the sale to GSIC in the quarter and nine months ending December 31, 2001.

4. The results for the quarter include a charge of US$ 3,077 thousand (US$ 8,478 thousand for nine months ended December, 2001) towards deferred stock compensation charge of Satyam Computer Services Ltd. Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. The APB Opinion No. 25 requires the difference between the exercise price and the fair value of the common stock as determined by the quoted market price as on the grant date of the option to be accounted as deferred stock compensation charge.

5. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2001 is as follows:

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-12-2001 (Unaudited)	Quarter Ended 31-12-2000 (Unaudited)	Nine months Ended 31-12-2001 (Unaudited)	Nine months Ended 31-12-2000 (Unaudited)	Year Ended 31-03-2001 (Audited)
1	**Net Profit as per Indian GAAP**	**24,878**	**18,748**	**79,068**	**83,368**	**10,6495**
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(6,038)	(13,648)	(81,415)	(31,160)	(45,048)
3	Deferred Stock Compensation Charge	(3,077)	(10,407)	(8,478)	(38,936)	(44,219)
4	Amortization of Goodwill	(1,071)	(1,102)	(3,253)	(3,396)	(4,500)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC (Refer Note 3 to US GAAP results)	35,156	-	35,156	(37,481)	(37,481)
6	Charge off of put option of TRW, Inc.	(5,817)	(1,734)	(4,448)	(1,734)	(2,685)
7	Others (net)	(288)	169	(1,917)	(40)	(474)
8	Total Adjustments	18,865	(26,722)	(64,355)	(112,747)	(134,407)
9	**Net Profit / (Loss) as per US GAAP**	**43,743**	**(7,974)**	**14,713**	**(29,379)**	**(27,912)**
10	Net Profit / (Loss) as per US GAAP excluding Amortization of Goodwill, Deferred Stock Compensation Charge, Charge off of put option of TRW, Inc. and gain from sale of Satyam Infoway Ltd. stake	18,649	9,617	58,064	24,476	37,427

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

investorLink

Investor News Update

January 21, 2002

Satyam



Dear Investor,

I am happy to share with you the first issue of InvestorLink, our investor update.

I am pleased to inform you that we have performed marginally better than the guidance by registering services income of Rs.435.77 crore and EPS of Rs.3.80. This is against a guidance of Rs.420 to 430 crore of services income and EPS of Rs.3.20 to 3.40.

While the market conditions continue to be challenging in the near term, our outlook for the medium and the long term is positive. The economic slowdown has propelled many large global companies to look for greater value in sourcing IT services. The visibility today for Satyam among the CIOs and CEOs of these organizations is much greater. The very fact that more than 20% of our 27 new client additions are from the Fortune 500 club, and that more than 30% of the new acquisitions came against competition with the Big 5 firms and systems integrators, is indicative of this positive trend.

Satyam is proactively taking initiatives to compete better in the global markets by systematically bringing down barriers between larger players in the IT services sector and ourselves. We have also taken definitive steps to constantly improve our relationship management capabilities and domain competencies.

I would also like to highlight the fact that more than 80% of our IT services being delivered today were not a part of our portfolio five years ago. Besides developing new service capabilities internally, Satyam has also pursued the strategy of building alliances with global technology leaders to service the needs of our customers.

The country has witnessed significant growth in the IT enabled services and business process outsourcing area. We are at this juncture closely evaluating the appropriateness of extending our services range to business process outsourcing as well. While a decision is yet to be made, our position is partly strengthened by the fact that we partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called e^{scm}.

B. Ramalinga Raju

Q3 Highlights

For the Quarter ended December 31st, 2001.

- Total income and net profit for Q3 up 34.02% and 36.48% yoy respectively.
- Sequential growth of 2.14% (*0.65%* in US$ terms) in software income over Q2.
- Gross client additions at 27 for the quarter including 6 Fortune 500 companies.
- Free cash flow of Rs.51.23 crore after capex of Rs.46.35 crore generated in the quarter making it the third consecutive quarter witnessing free cash flows.
- Satyam wins the Indian Merchants Chamber Ramkrishna Bajaj National Quality Award for 2001 for business excellence and achievement.

Note: *Total Income, software Income and net profit mentioned in the above statements are as per Indian GAAP.*

Financial Highlights

Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the third quarter ended December 31, 2001 (Q3) of the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held on January 21, 2002.

- For Q3, total income was Rs.446.01 crore (US$92.96 million), a 34.02% increase over the income of the corresponding quarter of the previous fiscal year; net profit increased 36.48% to Rs.119.43 crore (US$24.89 million).
- Total income and net profit for Q3 have recorded a sequential decline of 1.65% and 10.93% respectively.
  The sequential drop in total income and net profit is primarily because of lower gain on exchange fluctuation during the quarter.
- For the nine months ended December 31, 2001, total income was Rs.1320.54 crore (US$278.71 million), up 54.01% over the comparable nine month period of fiscal 2001; net profit increased by 83.08% to Rs.374.98 crore (US$79.14 million).
- For Q3, the earning per share (EPS) was Rs.3.8, on par value of Rs.2 per share, an increase of 22.19% over the EPS of Rs.3.11 in the corresponding quarter of fiscal 2001.

US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter and for the nine month period ended December 31, 2001 were approved in the Board meeting held on January 21 2002.

- Revenue for Q3 was US$104.44 million, a 28.93% increase over US$81.00 million in the corresponding period of the previous fiscal year.
- Revenue for Q3 was up 1.7% sequentially.
- Net income for Q3 was US$43.74 million compared to net loss of US$7.97 million in the corresponding year of the previous fiscal year.
- The consolidated revenue for the nine-month period ended December 31, 2001 was US$306.85 million, an increase of 45.52% over the revenue of in US$210.86 million the corresponding period of the last fiscal year.
- On exclusion of non-cash charges (of deferred stock compensation expense & amortization of goodwill), and the extradinary profit on sale of shares of Satyam Infoway to GSIC, the Net income of US$43.74 for Q3 reduces to US$18.64 million. The corresponding figure for Q3 fiscal 2001 was US$9.61 million.

The difference in the reported net profit as per Indian GAAP and US GAAP is primarily due to the losses of US$6.04 million incurred by subsidiaries.

> " Total income increased by 34% over the corresponding quarter of previous fiscal year. "

Q3: Performance against guidance

Parameters	Projected	Actuals
Income from Software Services	Rs.420-430 cr	Rs.435.77 cr
Operating margin	32% - 33%	33.27%
EPS	Rs.3.2 - Rs.3.4	Rs.3.8

Satyam Computer Services Ltd.

BUSINESS OUTLOOK

The Company's outlook for the quarter and fiscal year ending March 31, 2002 after considering the acquisition of Satyam Infoway's software business and merger of the marketing subsidiaries is as follows:

- For the quarter ending March 31, 2002, income from software services is expected to be between Rs.440.00 crore and Rs.455.00 crore as against a billing of Rs.435.76 crore in Q3 and the operating margin is expected to be in the range of 30.00% to 31.50%.

  The EPS for the quarter ending March 31, 2002 is expected to be between Rs. 3.10 and Rs.3.40.

  Consequently, the income from software services for fiscal 2002 is expected to be between Rs.1714.00 and 1729.00 crore with operating margin being in the range of 33.00% to 34.00%.

  The EPS for fiscal 2002 is expected to be between Rs.14.75 and Rs.15.25.

BUSINESS HIGHLIGHTS

New Customer Acquisitions

Acquiring 27 new customers in the prevailing tough environment has been a heartening accomplishment. Satyam's strategy of pursuing large prospects has borne fruit resulting in the addition of 6 U.S. based Fortune 500 customers besides an auto major, (American) Honda and a U.S. based leading insurance provider. The customer wins in Q3 have been across several verticals including retail, manufacturing, telecom, and banking. The addition of one of the largest retail chains in the U.S. was a significant inroad in the retail sector. A Fortune 500 US digital and wireless communication major was a prominent addition in the telecom space.

The customer acquisitions are also representative of new opportunities being pursued in high value services such as data warehousing, CRM, business intelligence and package implementation.

A positive aspect in customer additions has also been the increasing contribution of non-US markets. Satyam is to implement end- to- end SAP solution for the largest satellite service provider in Europe.

Q3 Vs Q2, fiscal 2002

- Increase in share of business from existing clients to 88.41% from 85.25%.
- Increase in onsite business to 47.78% from 45.11%.
- Increase in time and material contracts to 74.61% from 71.25%.
- Increase in contribution of top 10 customers to 54.51% of revenue from 52.03%.
- Decrease in total employee strength to 8311 from 8397.
- Receivables maintained at 82 days of sales.

Satyam Computer Services Ltd.

> " For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users. "

Revenue by Technology - Q3



- Software Design & Dev 49.09%
- Software Maintanence   28.36%
- Package Software Impl. 16.65%
- Engg. Design Services   5.90%

Other client additions in Europe are Expopage, a web based exhibition organization based in Italy, Air Malta and the Switzerland based World Intellectual Property Organization. In Asia Pacific, Satyam made inroads into a number of Singapore's public services organizations. Amongst the prominent client additions in the Middle East were National Bank of Dubai, National Drilling Company and Union National Bank based in UAE.

Strengthening Solutions and Competencies - Projects Spectrum

For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users. This marks the entry of the IT outsourcing group into resource support activities and may be the first of similar deals.

For a US Federal agency responsible for addressing public services, Satyam has introduced a newer, more versatile Internet-based technical architecture. The project was done in collaboration with a Big 5 consulting company.

Satyam is the primary vendor for providing services at an Offshore Development Center of a global top 5-computer manufacturer. The partnership which started with Validation and Verification activities for the client's Enterprise Systems Group is to expand in the near future to include mission critical Product testing, Operating System testing, Software maintenance and Development.

Satyam has been chosen as a strategic partner for providing value added services in the areas of ERP systems, Product Engineering and Knowledge Management besides providing global support across different time zones to a Fortune 500 company, which is one of the world's leading information infrastructure providers and one of the largest supplier of products and services to the global semiconductor industry.

For a leading US based global investment banker, Satyam migrated their Oracle financials application to the latest versions in a most aggressive time frame within the stipulated budget . Several e-commerce and other Oracle financials engagements are also being executed for the same client.

For one of the world's largest corporations,Satyam has begun implementing an enterprise data warehousing application scalable for use by 8000 users.

Satyam Computer Services Ltd.

> **e-Valuate**, Satyam's comprehensive Asset Verification business solution for financial institutions has been declared as one of the top three finalists at the Microsoft's MEC Awards 2001 in the **Best Use of Mobile Technologies** category.
>
> The awards are given to companies that build innovative business solutions using Exchange 2000's built-in services and its support for Web-standard protocols.

Regional Revenue Distribution - Q3



🟧	North America	76.98%
🟦	Japan	1.60%
🟩	Europe	12.39%
🟦	Rest of World	9.03%

For a Global auto major, Satyam executed the Complete Life Cycle implementation of the lead management system project in five countries in the Asia Pacific region.

Satyam, a Microsoft Pocket PC 2002 launch partner, launched e-**Valuate**, a Mobile Insurance and Loan Recovery Solution. This is a Pocket PC 2002-based state-of-art mobile computing solution for enterprises. **e-Valuate** equips financial institutions with the ability to interoperate with disparate computer systems across the Internet, the agility to manage information better and the capability to deliver superior speed-to-value.

SatyamSAP has in the last quarter kept up its momentum of creating world class competencies in the SAP arena. Four new practices including CRM and SAP Portals have been identified for development.

In addition, an exclusive dedicated mySAP competency center has been set up in Chennai with the state-of-art infrastructure to support new dimensional SAP technologies and competency development.

Continuing Geographical Expansion

Satyam continued to expand beyond its dominant market with a view to increasing its presence in Europe and Asia Pacific. The thrust on increasing global reach is resulting in significant addition in customers from the non-US region. For the third consecutive quarter, Europe increased its share of revenue.

Satyam opened its first software development center in Australia in November 2001. The center offers a complete range of offsite IT competencies and consulting services for local customers besides hosting offshore projects for clients located in New Zealand and other countries in the region.

The reach in Asia Pacific will be further enhanced in the near future. A decision has been made to open an office in China in the next few days. Satyam believes that there are many opportunities for providing services in a market which has witnessed a phenomenal growth. Satyam's attempt is also to understand the nuances of operations in China better, so that it can potentially serve as a conduit for providing services to related markets.

Satyam Computer Services Ltd.

Alliances & Partnerships

Partnership and alliances with best of breed solution providers are vital steps in our strategy to fuel growth, by being in a position to deliver increased number of services to existing clients.

An apt illustration of the above would be the active engagement of Satyam in Consulting, Design, Development and Maintenance for an existing Fortune 500 client in the area of E-Matrix. E-Matrix is a Product Data Management tool developed by MatrixOne Inc., with whom we had entered into an alliance in June 2001. By successfully delivering this project, Satyam expects to receive projects of similar nature in the future.

During the last quarter, Satyam took leading initiatives to enhance its capabilities in the areas of collaborative commerce and knowledge management by entering into alliances with U.S. based Adexa Inc. and the UK based Autonomy Corporation plc. respectively.

Under the scope of the alliance with Adexa Inc., Satyam will offer its global customers a comprehensive portfolio of optimization, collaboration and business process automation solutions that combine Adexa's iCollaboration suite with Satyam's consulting and solution implementation services.

The strategic alliance with Autonomy would result in Satyam becoming a Services Partner and offer strategic consulting and systems integration services to architect complete Knowledge Management solutions that utilize Autonomy's infrastructure technology.

Strengthening Internal Processes

Satyam recognizes that Business Continuity Management is vital in ensuring the continuity of services in the event of any disruption. The *Business Continuity Management at Satyam*, explores all possible failure scenarios, assesses its impact on Satyam's business and puts in place appropriate controls to mitigate and manage the risks. The initiative aims at minimizing disruptions and financial loss in minor and major events alike, and demonstrates Satyam's ability to ensure business continuity to all its customers.

Satyam's **I**nformation **S**ecurity **M**anagement **S**ystem safeguards the information assets of Satyam and in the process, ensures business continuity and growth.

Another major internal process initiative during the quarter is the integration of all marketing and pre sales processes under a frame work that addresses today's market and customer requirements.This initiative is aimed at leveraging the organization-wide framework that houses a repository of best practices and value creation opportunities.

Business Process Outsourcing

The country has witnessed significant growth in the IT enabled services and business process outsourcing area. Satyam is at this juncture closely evaluating the appropriateness of extending its services range to business process outsourcing as well. While a decision is yet to be made, Satyam's position is partly strengthened by the fact that it has partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called e^{scm}. This quality standard, which was officially released last November, also includes Accenture as one of the partners.

Subsidiaries & Joint Ventures

Marketing Subsidiaries

The process of the merger of the three marketing subsidiaries with the parent company, Satyam Computer Services Ltd. has already commenced and will be completed during the fourth quarter.

Satyam GE

The JV recorded a turnover of US$4.4 million for the quarter and has a strength of 655 as on December 31, 2001. Sale of Satyam's stake to GE in the joint venture for a consideration of US$ 4 million will take place in Q4.

Satyam Manufacturing Technologies, Inc. (SMTI)

The joint venture achieved revenue in excess of US$7 million for the quarter, thus recording a total income of about US$19 million till December 31, 2001.

Satyam Infoway Limited (Sify)

For the quarter ending December 31, 2001, SIFY has recorded a revenue of US$8.6 million, a sequential Q on Q increase of 2%. The quarter also witnessed a rapid decrease in cash burn from US$4.6 million in Q2 to US$3.9 million, thus making it the fourth successive quarter of reduction in cash burn. Cash balance at the end of the quarter was about US$ 13 million.

Satyam is actively pursuing its plan to divest its stake in Sify with several investors, both local and global. The take over of Sify's software business will be effective January 1, 2002.

VisionCompass, Inc. (VCI)

VCI recorded a turnover of around US$250,000 and achieved cash profit of about US$20,000 in Q3. The latter was an account of reduction of monthly expenses to about US$75,000.

Operational parameters for Q3, fiscal 2002

Location wise break up of emloyees

Particulars	Q1 2002	Q2 2002	Q3 2002
Onsite	1,259	1,623	1,608
Offshore	6,130	5,653	5,883
Domestic	437	380	85
Total Technical	**7,826**	**7,656**	**7,576**
Support	756	741	735
Total	**8,582**	**8,397**	**8,311**

Billing rates (in US$ per hour)

Particulars	Q1 2002	Q2 2002	Q3 2002
Onsite	61.72	61.25	59.46
Offshore	24.75	24.60	24.30
Domestic	14.36	14.05	12.50

Utilisation / Loading rates (in %)

Particulars	Q1 2002	Q2 2002	Q3 2002
Onsite	93.94	95.41	94.25
Offshore	78.53	72.96	71.14
Domestic	85.77	65.77	64.24
Offshore with trainees	71.27	71.22	71.14

Break up of revenue between offshore and onsite (%)

Location	Q1 2002	Q2 2002	Q3 2002
Offshore	58.62	54.89	52.22
Onsite	41.38	45.11	47.78
Total	**100.00**	**100.00**	**100.00**

Revenues by region (%)

Region	Q1 2002	Q2 2002	Q3 2002
North America	76.92	77.96	76.98
Japan	2.82	1.99	1.60
Europe	7.83	9.36	12.39
Rest of World	12.43	10.69	9.03
Total	**100.00**	**100.00**	**100.00**

Concentration of revenues (%)

Business from	Q1 2002	Q2 2002	Q3 2002
Top client	18.54	18.25	18.90
Top 5 clients	37.59	39.59	40.61
Top 10 clients	48.38	52.03	54.51

Satyam

Operational parameters for Q3, fiscal 2002 (cont'd)

REVENUE BY TECHNOLOGY

	Quarter ended December 2001	Quarter ended September 2001	Change	Quarter ended December 2000	Nine months ended December 2001	Nine months ended December 2000	Year ended December 2001	Year ended December 2000
	in %	in %	in %	in %	in %	in %	in %	in %
Software Design & Development	49.09	52.15	-5.87	64.57	53.30	64.53	55.48	61.74
Software Maintenance	28.36	32.15	-11.79	18.47	30.09	20.80	28.46	22.13
Packaged Software Implementation	16.65	11.75	41.70	6.80	11.88	5.97	10.80	7.11
Engineering Design Services	5.90	3.95	49.37	10.16	4.74	9.34	5.27	9.02
Total	100.00	100.00		100.00	100.00	100.00	100.00	100.00

REVENUE BY LINE OF BUSINESS

	Quarter ended December 2001	Quarter ended September 2001	Change	Quarter ended December 2000	Nine months ended December 2001	Nine months ended December 2000	Year ended December 2001	Year ended December 2000
	in %	in %	in %	in %	in %	in %	in %	in %
Banking & Finance	27.16	24.10	12.70	19.19	24.19	19.36	24.64	19.27
Insurance	12.73	13.95	-8.75	12.38	14.10	16.26	14.13	17.27
Manufacturing	31.60	31.67	-0.22	23.46	29.77	20.54	27.32	19.83
Engg.	5.02	2.45	104.90	7.45	4.39	8.65	4.59	10.94
Others	23.49	27.83	-15.59	37.52	26.93	35.20	29.14	32.69
Total	100.00	100.00		100.00	100.00	100.00	100.00	100.00

REVENUE BY CONTRACT TYPE

	Quarter ended December 2001	Quarter ended September 2001	Change	Quarter ended December 2000	Nine months ended December 2001	Nine months ended December 2000	Year ended December 2001	Year ended December 2000
	in %	in %	in %	in %	in %	in %	in %	in %
Time & Material	74.61	71.25	4.72	76.76	72.51	77.02	72.88	74.07
Fixed Bid	25.39	28.75	-11.69	23.24	27.49	22.98	27.12	25.93
Total	100.00	100.00		100.00	100.00	100.00	100.00	100.00

REVENUE FROM EXISTING BUSINESS AND NEW BUSINESS

	Quarter ended December 2001	Quarter ended September 2001	Change	Quarter ended December 2000	Nine months ended December 2001	Nine months ended December 2000	Year ended December 2001	Year ended December 2000
	in %	in %	in %	in %	in %	in %	in %	in %
Existing Business	88.41	85.25	3.71	77.76	85.17	81.60	84.65	77.84
New Business	11.59	14.75	-21.42	22.24	14.83	18.40	15.35	22.16
Total	100.00	100.00		100.00	100.00	100.00	100.00	100.00

Safe Harbor:

This publication contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.